January 26, 2012

Andrew D. Mew
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2010
Filed March 1, 2011
Proxy Statement on Schedule 14A
Filed April 8, 2011
File No. 001-06364
Dear Mr. Mew:

Please accept this correspondence in response to your letter of December 30, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis, page 16

Results of Operations, page 23

1. Refer to your table on page 26 where you reconcile income from continuing operations to your non-GAAP measure “economic earnings.” Please explain to us why you are netting the unrealized mark-to-market losses/(gains) on derivatives and realized (gains)/losses on inventory injection hedges in this table. Further, reconcile for us, and disclose in future filings, the amounts reported in this table for the past three fiscal years to the amounts you disclose on page 78 which are included in your non utility operating revenues.

Management response:

The Company acknowledges Staff’s comments with respect to the Form 10-K for the fiscal year ended December 31, 2010 and proposes to include the additional disclosures as outlined below.

In the table on page 26, the unrealized mark-to-market losses/(gains) on derivatives were netted with realized (gains)/losses on inventory injection hedges because the Company believes that a net presentation was preferable to presenting the elements separately since neither element was considered individually significant. In Management’s opinion, the net presentation provides the reader with sufficient information about the reconciling items between income from continuing operations and Economic Earnings in a clear and concise format. Unrealized mark-to-market losses/(gains) on derivatives are presented separately from realized (gains)/losses on inventory injection hedges in the earnings releases included as Exhibit 99 to the Current Reports on Form 8-K filed by the Company on February 28, 2011 and February 24, 2010. Beginning with the Annual Report on Form 10-K for the year ended December 31, 2011, expected to be filed on or before February 29, 2012, and all future periods, the Company will present unrealized mark-to-market losses/(gains) on derivatives separately from realized (gains)/losses on inventory injection hedges when reconciling income from continuing operations to Economic Earnings.

The following table reconciles the amounts reported in the table on page 78 which are included in Operating Revenues – Non Utility to the unrealized mark-to-market losses/(gains) on derivatives and realized (gains)/losses on inventory injection hedges reported in the table on page 26:

	2010	2009	2008
The effect of derivative instruments not designated as hedging instruments under GAAP on the consolidated statements of income is as follows (gains (losses) in thousands) (See Note 16):
Gains (losses) on energy related commodity contracts	$(22,624)	$(14,815)	$9,318
Gains (losses) on interest rate contracts	(641)	1,210	(2,173)
Total before income taxes	(23,265)	(13,605)	7,145
Income taxes (A)	9,539	5,578	(2,929)
Total after income taxes	(13,726)	(8,027)	4,216
Unrealized mark-to-market gains (losses) on derivatives held by affiliated companies, net of tax (A)	(1,342)	(295)	(442)
Total unrealized mark-to-market gains (losses) on derivatives	(15,068)	(8,322)	3,774
Realized gains (losses) on inventory injection hedges, net of tax (A)	1,370	(4,401)	5,528
Total reconciling items between income from continuing operations and economic earnings	$(13,698)	$(12,723)	$9,302

(A)	Determinedusing a combined statutory tax rate of 41%

The Company will include this table in future filings beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, expected to be filed on or before February 29, 2012, and all future periods (to be modified as appropriate to reflect then current information).

2. Refer to your disclosure on page 25 where you state you adjust, “[f]or realized gains and losses, as applicable and in each case after tax, on all hedges attributed to inventory transactions to align them with the related cost of inventory in the period of withdrawal” in the above non-GAAP measure. Please explain to us and disclose in further detail the meaning of this statement including their nature and how you make these “adjustments.”

Management response:

The Company acknowledges Staff’s comments with respect to the Form 10-K for the fiscal year ended December 31, 2010 and proposes to include the additional disclosures as outlined below

As disclosed in the Annual Report on Form 10-K for the year ended December 31, 2010, the Company purchases and holds natural gas in storage to earn a profit margin from its ultimate sale in the future and uses derivatives to mitigate commodity price risk. The gas stored in inventory is accounted for at the lower of average cost or market, while the derivatives used to reduce the risk associated with a change in the value of the inventory are accounted for at fair value, with changes in fair value recorded in operating results in the period of change. As a result, earnings are subject to volatility as the market price of derivatives change, even when the underlying hedged value of the inventory is unchanged.

For Economic Earnings purposes, income from continuing operations is adjusted, as described on page 25 of the Form 10-K, in order to match the timing of the recognition of realized gains and losses on the derivatives used to mitigate commodity price risk on expected future purchases of gas in storage and the recognition of the related costs of gas in storage. To arrive at income from continuing operations, realized gains and losses on derivatives used to mitigate commodity price risk on expected future purchases of gas in storage are recognized when the derivative settles but the cost of the related gas in storage is not recognized until the period of withdrawal. Over time, gains or losses on the sale of gas in storage will be offset by losses or gains on the derivatives, resulting in the realization of the profit margin expected when the transactions were initiated.

Beginning with the Annual Report on Form 10-K for the year ended December 31,  2011, expected to be filed on or before February 29, 2012, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure in the Form 10-K by deleting the first bullet within the discussion of the types of transactions that cause the most significant volatility in operating results on page 24 under “Results of Operations” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and replacing it with the following paragraph:

•
SJRG purchases and holds natural gas in storage to earn a profit margin from its ultimate sale in the future. SJRG uses derivatives to mitigate commodity price risk in order to substantially lock-in the profit margin that will ultimately be realized. However, gas stored in inventory is accounted for at the lower of average cost or market; the derivatives used to reduce the risk associated with a change in the value of the inventory are accounted for at fair value, with changes in fair value recorded in operating results in the period of change. As a result, earnings are subject to volatility as the market price of derivatives change, even when the underlying hedged value of the inventory is unchanged. Additional volatility in earnings is created when realized gains and losses on derivatives used to mitigate commodity price risk on expected future purchases of gas in storage are recognized in earnings when the derivative settles but the cost of the related gas in storage is not recognized in earnings until the period of withdrawal. This volatility can be significant from period to period. Over time, gains or losses on the sale of gas in storage will be offset by losses or gains on the derivatives, resulting in the realization of the profit margin expected when the transactions were initiated.

Beginning with the Annual Report on Form 10-K for the year ended December 31, 2011, expected to be filed on or before February 29, 2012, and for all future periods (to be modified as appropriate to reflect then current information), the Company also proposes to revise the existing disclosure in the Form 10-K by deleting the current definition of Economic Earnings on page 25 under “Results of Operations” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and replacing it with the following definition:

We define Economic Earnings as: Income from continuing operations, (1) less the change in unrealized gains and plus the change in unrealized losses, as applicable and in each case after tax, on all commodity derivative transactions and the ineffective portion of interest rate derivative transactions that we are marking to market, and (2) less realized gains and plus realized losses, as applicable and in each case after tax, on all commodity derivative transactions attributed to expected purchases of gas in storage to match the recognition of these gains and losses with the recognition of the related cost of gas in storage in the period of withdrawal.

Operating Revenues – Nonutility 2010 vs. 2009, page 28

3. We note your disclosure on page 29 that SJE’s revenues from retail electricity increased $92.1 million in 2010 compared to 2009, “mainly due to the impact of SJE being the successful bidder on a contract to supply retail electricity to over 400 school districts located throughout the state of New Jersey . . . .” We also note that SJE’s revenues from retail electricity increased $57.6 million in 2009 as compared to 2008, due to the same contract. Please provide additional disclosure regarding this contract, including the duration of the contract, with a view towards explaining to investors whether the increases in SJE’s revenues in fiscal 2009 and fiscal 2010 are indicative of future results. Refer to Item 303(a)(3)(i) of Regulation S-K.

Management response:

The Company acknowledges Staff’s comments with respect to the Form 10-K for the fiscal year ended December 31, 2010 and proposes to include the additional disclosures as outlined below

The Company was the successful bidder to provide retail electricity to over 400 school districts throughout the state of New Jersey for a two year period beginning in April 2009 through April 2011. The two year term of this contract is consistent with other contracts pursuant to which SJE provides gas and electricity. During 2010, the contract was expanded to include additional accounts and was extended through April 2012. As disclosed in the Form 10-K, SJE revenues from retail electricity increased $68.1 million in 2009 as compared to 2008 and $73.6 million in 2010 as compared to 2009, excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts. However, during the same periods, gross margins from the sale of retail electricity increased only $1.6 million in 2009 as compared to 2008 and only $2.5 million in 2010 as compared to 2009, excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts. These increases in revenue and gross margins were mainly due to the impact of SJE being the successful bidder on the school district contract.

Beginning with the Annual Report on Form 10-K for the year ended December 31,  2011, expected to be filed on or before February 29, 2012, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure in the Form 10-K by deleting the second paragraph on page 29 under “Operating Revenues – Nonutility 2010 vs 2009” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”  and replacing it with the following paragraph:

This increase was mainly due to the impact of SJE being the successful bidder on a contract to supply retail electricity to over 400 school districts located throughout the state of New Jersey beginning in April 2009 through April 2012 and a 27.8% increase in the average monthly Locational Marginal Price (LMP) per megawatt hour in 2010 compared with 2009. The contract with the school districts is expected to be rebid in 2012.  Excluding the school district contract, most of SJE’s retail electric customer contracts are market-priced.

Consolidated Balance Sheets, page 44

4. Please explain to us how you estimate your provision of uncollectible accounts. In this regard, we noted significant increases in your accounts receivable and unbilled revenues for the year ended December 31, 2010. We also read your disclosure elsewhere in your filing that utility operating expenses increased due in part to increases in expense associated with uncollectible customer accounts receivable.

Management response:

The Company acknowledges Staff’s comments with respect to the Form 10-K for the fiscal year ended December 31, 2010.

The provision for uncollectible accounts is established by the Company based on our historical collection experience for certain types of accounts and an assessment of the collectability of specific accounts. Accounts receivable balances and unbilled revenues were higher at the end of 2010 as compared to 2009 primarily as a result of increased natural gas commodity sales in November and December 2010 at the wholesale energy operations and increases in sales of natural gas to residential customers as a result of the cold weather experienced just prior to year end. The collectability assessment performed for 2010 resulted in a provision for uncollectible accounts of 3.0% of accounts receivable and unbilled revenues combined, as of December 31, 2010, which is consistent with the provision of 3.1% as of December 31, 2009. Based on a review of subsequent receipts, the provisions for uncollectible accounts as of December 31, 2010 and 2009 were adequate.  The increase in the dollar amount of the provision for uncollectible accounts as of December 31, 2010 as compared to December 31, 2009, and the resulting increase in operating expense, is primarily the result of an overall increase in the level of customer receivable balances due to higher sales just prior to year end as discussed above, and an increase in the aging of the receivable balances.

15. Commitments and Contingencies, page 73

Pending Litigation, page 73

5. You state, “We accrue liabilities related to these claims when we can reasonably estimate the amount or range of amounts of probable settlement costs or other charges for these claims.” Please tell us the amount(s) of your accrual and revise your disclosure by providing an aggregate estimated reasonably possible loss or range of loss, including reasonably possible loss amounts in excess of your accruals to the extent they are material.

Management response:

The Company acknowledges Staff’s comments with respect to the Form 10-K for the fiscal year ended December 31, 2010 and proposes to include the additional disclosures as outlined below.

The Company has accrued approximately $4.2 million and $3.7 million related to all claims in the aggregate as of December 31, 2010 and 2009, respectively. Management does not believe that these amounts are material to the Company’s financial position, results of operations or liquidity. In addition, Management does not believe that it is reasonably possible that there would be a material change in the Company’s estimated liability in the near term and does not currently anticipate the disposition of any known claims to have a material adverse effect on the Company’s financial position, results of operations or liquidity. Beginning with the Annual Report on Form 10-K for the year ended December 31, 2011, expected to be filed on or before February 29, 2012, and for all future periods (to be modified as appropriate to reflect then current information), the Company proposes to revise the existing disclosure in the Form 10-K by deleting the Pending Litigation paragraph on page 73 under Note 15 “Commitments and Contingencies” and replacing it with the following paragraph:

The Company is subject to claims arising in the ordinary course of business and other legal proceedings. The Company has been named in, among other actions, certain product liability claims related to our former sand mining subsidiary. We accrue liabilities related to these claims when we can reasonably estimate the amount or range of amounts of probable settlement costs or other charges for these claims. The Company has accrued approximately $4.2 million and $3.7 million related to all claims in the aggregate, as of December 31, 2010 and 2009, respectively. Management does not believe that it is reasonably possible that there will be a material change in the Company’s estimated liability in the near term and does not currently anticipate the disposition of any known claims that would have a material effect on the Company’s financial position, results of operations or liquidity.

Definitive Proxy Statement on Schedule 14A filed April 8, 2011

Compensation Discussion & Analysis, page 19

Compensation Practices, page 21

6.  Please provide the names of the companies in each of the studies listed at the bottom of page 22, including the names of companies from which your management collects proxy information. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located on our website. In this regard, we note that you provided this information as Exhibits C, D and E in your letter to us dated December 20, 2010, but that these exhibits are not included in this year’s proxy statement.

Management response:

The Company acknowledges the Staff’s comment 6 above and proposes to include the following additional disclosure in the section entitled “Compensation Practices” beginning with the Definitive Proxy Statement on Schedule 14A expected to be filed on or before March 20, 2012.  The proposed additional disclosure below is based on the disclosure reflected in the “Compensation Practices” section of the Company’s Compensation Discussion and Analysis disclosure for 2010, and will be modified in future filings to reflect then current information.  The proposed additional disclosure below would replace the eighth paragraph of the section entitled “Compensation Practices.”

In addition to the two peer group comparisons discussed above, the Committee uses industry specific compensation studies in evaluating compensation for our Named Executives, other than the CEO.  They include the following three studies:

•	The Hay Group Energy Industry Database (based on size, position or revenues as appropriate)
•	The Hay Group General Industry Database (based on size, position or revenues as appropriate)
•	American Gas Association (AGA) survey data for selected positions.

See Exhibits A and B for the list of companies in each of the studies utilized by South Jersey Industries, Inc. and Exhibit C for a list of the companies from which proxy data was collected.

Compensation Components, page 23

7.  We note your disclosure in the penultimate paragraph on page 23 that the pre-established annual cash target applicable to each of your NEOs is disclosed in the summary compensation table. However, the target and maximum thresholds set forth in the Grant of Plan-Based Awards table on page 31 appear to relate only to earnings per share targets. Please revise your disclosure regarding your annual cash awards to also disclose whether you have established aggregate annual cash award targets applicable to your NEOs which include amounts payable as a result of achievement of the specific measurable and predefined performance objectives set forth on page 24 and as a result of the Financial Performance of relevant subsidiary company, as applicable. Also disclose how you determine the level of achievement of these objectives and quantify the amounts awarded to your NEOs due to the achievement of these objectives. Refer to Item 402(b)(1)(v) of Regulation S-K.

Management response:

The Company acknowledges the Staff’s comment 7 above and proposes to include the following additional disclosure in the section entitled “Annual Cash Awards” beginning with the Definitive Proxy Statement on Schedule 14A expected to be filed on or before March 20, 2012.  The proposed additional disclosure below is based on the disclosure reflected in the “Annual Cash Awards” section of the Company’s Compensation Discussion and Analysis disclosure for 2010, and will be modified in future filings to reflect then current information.  The proposed additional disclosure below would replace the entire section entitled “Annual Cash Awards.”

Annual Cash Awards - For 2010, annual cash award amounts are based on a percentage of each Named Executives’ base salary.  Each Named Executive pre-established annual cash target is set forth in the Grants of Plan-Based Awards Table. The performance metrics used for our Named Executives are economic earnings per share, financial performance of subsidiaries and individual balanced scorecard objectives and are weighted as set forth in the chart below.

2010 Annual Cash Awards
Metrics
CEO CFO	75% SJI Economic Earnings Per Share	-	25% Specific, measurable, and predefined performance objectives

Subsidiary COO’s	25% SJI Economic Earnings Per Share	50% Financial Performance of relevant subsidiary company	25% Specific, measurable, and predefined performance objectives

Other Named Executives	50% SJI Economic Earnings Per Share	-	50% Specific, measurable, and predefined performance objectives

For the economic earnings per share metric, the Committee develops a schedule each year to determine the actual amount of the annual cash award for this metric based on performance. The schedule includes a minimum, target and maximum performance level based on the Company’s earnings per share.  The amount of the annual cash award attributed to this metric is capped at the maximum level so that the range for any payout to a Named Executive is plus or minus 50% of the targeted annual cash amount.  The Company must achieve minimum earnings per share for any payout of any annual cash award to any Named Executive, including payouts attributed to financial performance of subsidiaries and individual balanced scorecard objectives.   For 2010, the minimum earnings per share level is the amount of the Company’s actual economic earnings per share result for 2009, or $2.38.  As a result, for the Company’s Named Executives to achieve any annual cash award payout for 2010, the Company had to outperform the 2009 earnings.

The target level earnings per share target for 2010 was $2.54 per share.  If earnings per share of $2.54 were achieved, annual cash of 100% of target would have been earned.  The maximum level earnings per share target for 2010 was $2.73 per share. At an earnings per share amount of $2.73 per share, 150% of target would have been earned. Actual earnings per share for 2010 were $2.70 per share which resulted in a cash payout based on 142% of target.

For Messrs. DuBois and Renna, performance is also measured using metrics related to the financial performance of the relevant subsidiary company for which they are responsible.  This metric carries a 50% weighting of the overall target cash award.  For 2010, financial performance of the relevant subsidiary company for which Messrs. DuBois and Renna are responsible was measured based on attainment of certain net income targets.  For Mr. DuBois, the South Jersey Gas net income target was $41,600,000.  For Mr. Renna, the net income target was $34,700,000. The maximum amount of annual cash attributable to the net income/subsidiary financial performance objective was capped at 150% of target.

Based on performance, Mr. DuBois achieved 149% of his cash attributable to the financial subsidiary performance, resulting in payment to Mr. DuBois of $91,263.00.  For Mr. Renna 107.5% of the target was achieved, resulting in a payment to Mr. Renna of $84,219.00 with respect to the financial subsidiary performance metric.

In addition to the company performance components utilized to determine annual cash awards described above, awards to Named Executive are based on individual balanced scorecard performance, which is weighted 25% for Messrs. Graham, Kindlick, DuBois and Renna.   For Mr. Patrick, the individual balanced scorecard objectives are weighted 50%.  An individual balanced scorecard (“BSC”) is a strategic performance management tool that has four quadrants that are used to measure financial and non financial goals.  The four perspectives that the BSC measures against are financial, customer, process and learning and growth.

	Goal	Target	Performance
Graham, E., CEO	Execution of key regulatory actions	Base rate case submitted and extension of CIP	Achieved
	Strategic Plan	Completion of Business line strategic plans	Achieved
	Organizational Development	Develop organization and ensure talent future	Achieved
	Enhanced communication with Key Stakeholders	Expand and enhance communication with customers and shareholders	Achieved as evidenced by JD Power scores and over 75 investor relations meetings
Kindlick, D., CFO	Financial modeling	Create and utilize model, share results	Achieved
	Rate Case - submit case	Achieve targets from case	Case filed and finalized ahead of schedule
	Enterprise Risk Management Process - consolidate Co. wide plan	Study complete and present to BOD	Achieved
DuBois, J., COO, SJG	Customer service	Improved customer service	Improved call center wait times, reduced customer connect time, achieved #1 rating in JD Power survey
	CIRT	Complete incremental projects	Achieved
	Customer Conversions	Increase conversions	Record number completed
	Rate Case - submit case	Achieve income targets from case	Case filed and finalized ahead of schedule
Renna, M., COO, Solutions	Budget	100% of budget	Exceeded budget
	Business Growth	Meet 4 of 7 targeted subsidiary goals	Achieved 6 of 7 subsidiary customer goals
	Operating Efficiency/Productivity	Enhance productivity on 6 subsidiary performance objectives	Achieved 4 of 7 subsidiary productivity enhancement goals
	Employee Development	Succession identification, planning and support	Achieved
Patrick, K., VP, SJI	Timely monthly financial reviews and forecasts	Ongoing business performance analysis w/ key variances	Achieved
	Facilitate integrated strategic planning process	Link strategic initiatives to financial results	Achieved
	Identify technology to support business objectives	Assess and develop plan to migrate business to business intelligence architecture	Achieved
	Timely implementation of IT initiatives	Assist clients with project management, meeting target dates, milestones and approvals	Achieved implementation

BSC objectives are established at or close to the beginning of the calendar year in which they are to be performed.  The objectives are tied to business plans for the applicable year for each of our Named Executives.  The achievement of these objectives is measured on a scale of 0 to 5 with 3 being target performance and resulting in payment at 100% of the 25% weighting attributable to the BSC component of the annual cash awards.  Annual cash awards for this metric are also capped at 150% of target.

The level of performance achieved for each BSC objective is dependent upon the terms of the objective itself, relative to each Named Executives’ performance.  Target level performance is discussed at the beginning of the year.

For 2010, each Named Executive achieved annual cash payments attributable to their BSC objectives as follows:

ANNUAL BSC CASH 2010
	Target (100%)	Max (150%)	Actual
CEO	117,188/25%	175,782	124,805
CFO	33,750/25%	50,625	40,500
Renna	30,625/25%	45,938	38,281
DuBois	30,625/25%	45,938	30,625
Patrick	50,625/50%	75,938	53,536

* * * * *

Please note that in connection with our review of the Staff’s comments for purposes of this response, it has come to our attention that due to administrative error, the target and maximum amounts set forth for Estimated Possible Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards table were left at 2009 levels.  The correct amounts are set forth above.  After consideration, we have determined that the effect of this misstatement is not material to an investor in the Company’s securities and have thus determined not to amend the Company’s 2010 Definitive Proxy Statement on Schedule 14A.

Grants of Plan-Based Awards

The following table sets forth certain information concerning the grant of awards made to our Named Executives during the year ended December 31, 2010.

Grants of Plan-Based Awards – 2010

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts of Shares Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Option awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum ($)
Edward J. Graham	1/05/10	0	468,750	703,125	0	16,370	24,555	-	-	638,757

David A. Kindlick	1/05/10	0	135,000	202,500	0	4,243	6,364	-	-	165,562

Michael J. Renna	1/05/10	0	122,500	183,750	0	3,850	5,775	-	-	150,227

Jeffrey E. DuBois	1/05/10	0	122,500	183,750	0	3,850	5,775	-	-	150,227

Kevin D. Patrick	1/05/10	0	101,250	151,875	0	2,947	4,420	-	-	114,992

Footnotes to Grants of Plan-Based Awards Table
(1) Amounts represent potential cash bonus payable to each Named Executive if the economic earnings per share metric, financial performance metric and/or individual balanced scorecard objectives for 2010 performance were achieved.  Target represents a payout at 100% of the target annual cash award for each Named Executive and maximum represents a payout at 150% of the target annual cash award for each Named Executive.

(2) Represents the possible payouts of shares of the performance-based, restricted stock grant at the end of the three-year vesting and performance-measurement period.

(3) Represents the full grant date fair value of the grant of restricted common stock calculated in accordance with SFASB ASC Topic 718.  See Footnote 2 of the consolidated financial statements included in the Annual Report on Form 10-K for additional information, including valuation assumptions used in calculating the fair value of the awards.

On behalf of South Jersey Industries, I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments of the defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David A. Kindlick

David A. Kindlick
Vice President and Chief Financial Officer

Exhibit A

Participant List

AGL Resources
Alliant Energy
Atmos Energy Corporation
Avista Corporation
Cascade Natural Gas Corporation
CenterPoint Energy, Inc.
Central Hudson Gas & Electric
Chesapeake Utilities Corporation
Citizens Gas & Coke Utility
Colorado Springs Utilities
Constellation Energy
Consumers Energy Company
Dominion Resources, Inc.
DTE Energy
Duke Energy Corporation
Energen Corporation
Energy South, Inc.
Entergy Corporation
EON US LLC
Equitable Utilities
Exelon Corporation
Gainesville Regional Utilities
Integrys Energy Group
Intermountain Gas Company
Iroquois Pipeline Operating Company
Knoxville Utilities Board
Laclede Gas
Memphis Light Gas & Water
Metropolitan Utilities District
Middle Tenn. Natural Gas Company
Montana Dakota Utilities
Mountaineer Gas Company
National Fuel Gas Distribution Corporation
National Gas & Oil Cooperative
National Grid
New Jersey Resources Corporation
NICOR, Inc.
NiSource, Inc.
Northwest Natural Gas Company
North Western Energy LLC
NSTAR
Oneok, Inc.

Exhibit A

Pepco Holdings
Philadelphia Gas Works
Piedmont Natural Gas Company, Inc.
Puget Sound Energy
Questar Corporation
SEMCO Energy
Sempra Energy
Source Gas
South Jersey Gas Company
Southern California Gas Company
Southern Union Company
Southwest Gas Corporation
UGI Utilities, Inc.
Vectren Corporation
Vermont Gas Systems, Inc.
Washington Gas Light Company
Westfield Gas & Electric Light
Xcel Energy, Inc.

Exhibit B

South Jersey Industries
SEC Data Request

Company Name	Sector

Energy Database

T.D. Williamson, Inc. Hess Corporation	Energy
Sierra Southwest Co--Op Services, Inc.	Energy
Piedmont Natural Gas Company, Inc.	Energy
Southern Company	Energy
Southern Company -Alabama Power	Energy
Southern Company -Georgia Power	Energy
Southern Company- Southern Nuclear Operating Company	Energy
Southern Company - Mississippi Power	Energy
Southwest Gas Corporation	Energy
New York Power Authority	Energy
City of Philadelphia - Philadelphia Gas Works	Energy
Powersouth	Energy
Atmos Energy Corporation	Energy
Memphis Light, Gas & Water Division	Energy
California Independent System Operator Corporation	Energy
United Illuminating Corporation	Energy
Unitil Corporation	Energy
CHS, Inc.	Energy
Mirant Corporation	Energy
ElectriCities of North Carolina	Energy
CenterPoint Energy	Energy
Dominion Resources, Inc.	Energy
Dominion Resources, Inc. - Dominion Energy	Energy
Dominion Resources, Inc. - Dominion Generation Corporation	Energy
Dominion Resources, Inc. - VA Power	Energy
Iroquois Pipeline Operating Company	Energy
Public Works Commission of Fayetteville, North Carolina	Energy
PJM Interconnection, LLC	Energy
PG&E Corporation - Pacific Gas and Electric Company	Energy
Electric Reliability Council of Texas, Inc.	Energy
FirstEnergy	Energy
Allegheny Energy, Inc.	Energy
AGL Resources, Inc	Energy
GDF SUEZ Energy - United Water	Energy
GDF SUEZ Energy North America	Energy
GDF SUEZ Energy-SUEZ Energy Generation North America	Energy
GDF SUEZ Energy-SUEZ Energy LNG North America	Energy
GDF SUEZ Energy-SUEZ Energy Marketing North America	Energy
GDF SUEZ Energy-SUEZ Energy Retail North America	Energy
American Transmission Co. LLC	Energy
PNM Resources Inc.	Energy
Edison International - Edison Mission Energy	Energy
Energy Future Holdings	Energy
Energy Future Holdings- Luminant	Energy

Energy Future Holdings- Luminant Energy	Energy
Energy Future Holdings - Oncor Electric Delivery Company	Energy
Energy Future Holdings - TXU Energy	Energy
Old Dominion Electric Cooperative	Energy
Central Vermont Public Service Corporation	Energy
Petrobras Americas Inc	Energy
Wood Mackenzie	Energy
DPL Inc.	Energy
Orlando Utilities Commission	Energy
City of Austin - Austin Energy	Energy
E.ON U.S., LLC	Energy
Duquesne Light	Energy
Vopak North America	Energy
NuStar Energy L.P.	Energy
Cheniere Energy, lnc.	Energy
CGGVentas	Energy
L/B Water Service	Energy
Helmerich & Payne, Inc.	Energy
Florida Municipal Power Agency	Energy
South Jersey Industries	Energy
South Jersey Industries- Energy Solutions	Energy
South Jersey Industries- South Jersey Gas Company	Energy
AES Corporation	Energy
Southern Minnesota Municipal Power Agency	Energy

General Industry Database

Johnson County Government	General Market
Community Options, Inc.	General Market
New York City Department of Education	General Market
Tipp Enterprises -Novamex	General Market
Laureate Education, Inc	General Market
American Institute of Graphic Arts (AlGA)	General Market
Massachusetts Society of Certified Public Accountants	General Market
Kforce, Inc	General Market
Telefonica International Wholesale Services	General Market
City of Austin, TX	General Market
Sleep Innovations	Industrial
International Fellowship Of Christians & Jews	General Market
Chicago Province of the Society of Jesus	General Market
Pharmacy Onesource, Inc.	General Market
Shippensburg University Foundation	General Market
Rochester Institute of Technology	General Market
Alzheimer's Disease and Related Disorders Association	General Market
Rensselaer Polytechnic Institute	General Market
Ritchie Bros. Auctioneers	General Market
Healthcare Information Management Systems Society	General Market
Bureau Veritas	General Market
FMC Corporation	Chemical
FMC Corporation- Agricultural Products Group	Chemical
FMC Corporation - Industrial Chemicals Group	Chemical
FMC Corporation - Specialty Chemicals Group	Chemical

PPG Industries Inc. - Chemicals	Chemical
PPG Industries Inc. - Coatings & Resins	Chemical
PPG Industries Inc. - Corporate	Chemical
PPG Industries Inc. - Glass	Chemical
Honeywell - Specialty Materials	Chemical
Eastman Chemical	Chemical
Umicore	Chemical
Ashland, Inc. - Aqualon Functional Ingredients	Chemical
Ashland, Inc. - Ashland Distribution	Chemical
Ashland, Inc. - Consumer Markets	Chemical
Ashland, Inc. – Corporate	Chemical
Ashland, Inc. - Hercules Water Technologies	Chemical
Ashland, Inc. - Performance Materials	Chemical
Tronox Incorporated	Chemical
Sunoco, Inc. - Chemical Division	Chemical
INVISTA	Chemical
Dow Chemical Company, The	Chemical
Dow Chemical Company, The - Dow AgroSciences	Chemical
Dow Corning Corporation	Chemical
E. I. du Pont de Nemours and Company	Chemical
Occidental Petroleum Corporation - Occidental Chemical Corp.	Chemical
Calgon Carbon	Chemical
Olin Corporation - Chlor Alkali	Chemical
Arkema	Chemical
Solvay America - Solvay Solexis	Chemical
Solvay America Inc.	Chemical
Solvay America Inc. - Solvay Advanced Polymers, Inc.	Chemical
Solvay America Inc. - Solvay Chemicals	Chemical
Solvay America Inc. - Solvay lnformation Technologies	Chemical
Chemtura Corporation	Chemical
Bayer Material Science	Chemical
Mosaic Company, The	Chemical
Air Products and Chemicals	Chemical
Rhodia	Chemical
BASF	Chemical
BASF - Ciba Specialty Chemicals	Chemical
Arch Chemicals, Inc.	Chemical
H.B. Fuller Company	Chemical
Williams Companies, Inc.	Chemical
Cognis	Chemical
Roquette America	Chemical
MeadWestvaco Corporation - Specialty Chemicals	Chemical
Praxair, Inc.	Chemical
NewMarket Corporation	Chemical
Georgia Gulf Corporation	Chemical
lneos Group Limited	Chemical
Air Liquide America	Chemical
Cabot Corporation	Chemical
MacDermid	Chemical
EMD Chemicals Inc	Chemical
Evonik Degussa Corporation	Chemical
Linde Group, North America Inc.	Chemical

Millennium Inorganic Chemicals	Chemical
NOVA Chemicals, Inc.	Chemical
Lubrizol Corporation, The	Chemical
LyondellBasell North America - Lyondell	Chemical
Clariant Corporation	Chemical
International Flavors & Fragrances	Chemical
Agrium, Inc. – US	Chemical
Potash Corporation of Saskatchewan, Inc.	Chemical
Huntsman- Textile Effects	Chemical
Cytec Industries Inc.	Chemical
Lonza Inc.	Chemical
Akzo Nobel	Chemical
Akzo Nobel - Car Refinishes	Chemical
Akzo Nobel - Functional Chemicals	Chemical
Akzo Nobel - Industrial Finishes	Chemical
Akzo Nobel - International Paint Llc.	Chemical
Akzo Nobel - National Starch	Chemical
Akzo Nobel - Powder Coatings	Chemical
Akzo Nobel - Pulp & Paper Chemicals	Chemical
Akzo Nobel- Surfactants	Chemical
TOTAL S.A- Total Petrochemicals USA	Chemical
Sasol North America, Inc.	Chemical
lnfineum USA L.P.	Chemical
Chevron Phillips Chemical Company LLC	Chemical
Champion Technologies	Chemical
Champion Technologies- Corsicana Technologies	Chemical
Shepherd Color Company	Chemical
Buckman Laboratories	Chemical
lnnophos, Inc.	Chemical
LANXESS	Chemical
Westlake Chemical Corporation	Chemical
Siegwerk USA Inc	Chemical
Momentive Specialty Chemicals, Inc.	Chemical
Michelman Inc.	Chemical
Baker Petrolite	Chemical
Sika Corporation	Chemical
Bluestar Silicones	Chemical
Zep Inc.	Chemical
Canexus	Chemical
SABIC Innovative Plastics US LLC	Chemical
GEO Specialty Chemicals	Chemical
Nitto Denko America – Permacel Automotive	Chemical
Americas Styrenics	Chemical
ICL Industrial Products	Chemical
DSM Nutritional Products, Inc.	Chemical
DSM Resins U.S. Inc. - DSM Chemicals North America, Inc.	Chemical
Firmenich, Incorporated	Chemical
OCI Chemical	Chemical
Borealis Compounds Inc.	Chemical
Ferro Corporation	Chemical
Southern Company	Chemical
FirstEnergy Corp.	Chemical

Weston Solutions	Industrial
Jacobs Engineering Group Inc.	Industrial
Zachry Construction Corporation	Industrial
Granite Construction Incorporated	Industrial
Day & Zimmermann	Industrial
Gilbane, Inc.	Industrial
Bovis Lend Lease	Industrial
McCarthy Building Companies Inc.	Industrial
PCL Construction Enterprises Inc.	Industrial
Tishman Realty & Construction Co. Inc.	Industrial
Turner Construction Company	Industrial
Wertz Company	Industrial

NACCO Materials Handling Group	Industrial
Bridgestone Americas, Inc.	Industrial
Saint-Gobain Corporation	Industrial
Voith- Voith Hydro Inc.	Industrial
Voith- Voith Paper Fabric & Roll Systems Inc	Industrial
Continental Automotive Systems, Inc.	Industrial
Michelin North America	Industrial
Flowserve Corporation	Industrial
Valmont Industries, Inc. - Coatings	Industrial
Valmont Industries, Inc. - Corporate	Industrial
Valmont Industries, Inc. - International	Industrial
Valmont Industries, Inc. - Irrigation	Industrial
Valmont Industries, Inc. - Structures Division	Industrial
Valmont Industries, Inc. - Tubing	Industrial
Valmont Industries, Inc. - Utilities	Industrial
Marmon Group, Inc., The - Union Tank Car	Industrial
Hexagon Metrology, Inc.	Industrial
Cooper Industries, Ltd.- B-Line	Industrial
Cooper Industries, Ltd. - Bussmann	Industrial
Cooper Industries, Ltd. - Cooper Tools	Industrial
Cooper Industries, Ltd. - Corporate	Industrial
Cooper Industries, Ltd. - Crouse-Hinds ECM	Industrial
Cooper Industries, Ltd. - Lighting	Industrial

Cooper Industries, Ltd. - Power Systems	Industrial
Cooper Industries, Ltd. -Wiring Devices	Industrial
Lehigh Hanson	Industrial
Lehigh Hanson - Building Products	Industrial
Lehigh Hanson - Canada Region	Industrial
Lehigh Hanson - Lehigh White	Industrial
Lehigh Hanson- North Region	Industrial
Lehigh Hanson - South Region	Industrial
Lehigh Hanson- West Region	Industrial
Ingersoll Rand Company Limited	Industrial
Ingersoll Rand Company Limited- Climate Control	Industrial
Ingersoll Rand Company Limited- Enterprise Services	Industrial
Ingersoll Rand Company Limited -Industrial Technologies	Industrial
Ingersoll Rand Company Limited- Security Technologies	Industrial
Ingersoll Rand Company Limited- Trane Residential	Industrial
Caterpillar Inc.	Industrial
Joy Global, Inc.	Industrial
Joy Global, Inc. - Joy Mining Machinery	Industrial
SPX Corporation	Industrial
Modine Manufacturing Company	Industrial
Belden	Industrial
Wienerberger- General Shale Brick. Inc.	Industrial
Illinois Tool Works Inc.	Industrial
Owens-Illinois, Inc.	Industrial
Pilkington	Industrial
Eaton Corporation	Industrial
Noranda Aluminum	Industrial
Noranda Aluminum- Gramercy	Industrial
Noranda Aluminum - Noranda Primary	Industrial
Noranda Aluminum- Norandal	Industrial
ArcelorMittal Tubular Products	Industrial
Arce!orMittal Tubular Products	Industrial
ArcelorMittal Tubular Products Mechanical	Industrial
Sonoco Products Company	Industrial
CNH Global N.V.	Industrial
Andersons, Inc., The	Industrial
Cargill, Inc.	Industrial
American Crystal Sugar Company	Industrial
Hallmark Cards, Inc.	Industrial
MeadWestvaco Corp- Community Development & Land Management	Industrial
MeadWestvaco Corporation - Calmar	Industrial
MeadWestvaco Corporation - Consumer & Office Products	Industrial
MeadWestvaco Corporation - Consumer Solutions	Industrial
MeadWestvaco Corporation - Corporate	Industrial
MeadWestvaco Corporation- Global Business Services	Industrial
MeadWestvaco Corporation - Packaging Resource Group	Industrial
MeadWestvaco Corporation - Specialty Papers	Industrial
Deere & Company	Industrial
Associated Materials, Inc.	Industrial
Mitsubishi lnternational Corporation	Industrial
Hilti – US	Industrial
Newark InOne	Industrial

ABB, Inc.	Industrial
FANUC CNC America Corporation	Industrial
Hillwood Development Corporation	Industrial
Matthews International Corporation	Industrial
Huhtamaki	Industrial
CHS, Inc. (307511)	Industrial
Tate & Lyle Americas	Industrial
Tate & Lyle Americas- Custom Ingredients	Industrial
Tate & Lyle Americas -Ingredients	Industrial
Americas Tate & Lyle Americas- Tate & Lyle	Industrial
Sucralose Amsted Industries, Inc. - Amsted Rail	Industrial
Amsted Industries, Inc. - Baltimore Aircoil	Industrial
Amsted Industries, Inc. - Burgess Norton	Industrial
Amsted Industries, Inc. - Consolidated Metco Inc.	Industrial
Amsted Industries, Inc. - Corporate	Industrial
Amsted Industries, Inc. -Diamond Chain	Industrial
Amsted lndustries, Inc. -Griffin Pipe	Industrial
Amsted Industries, Inc. -Means Industries, Inc.	Industrial
Pioneer Hi-Bred International, Inc.	Industrial
Ensign-Bickford Industries	Industrial
Brambles	Industrial
Johnson Controls FM Global	Industrial
PCS- Potash	Industrial
Plastic Omnium	Industrial
Benteler North America	Industrial
BMW Manufacturing	Industrial
ZF Group North American Operations	Industrial
GrafTech International, LTD	Industrial
Southern Star Concrete	Industrial
Griffith Laboratories USA	Industrial
Eagle Ottawa, LLC	Industrial
Groupe SEB	Industrial
Denso Manufacturing	Industrial
Armacell LLC	Industrial
Day & Zimmermann	Industrial
Ford Motor	Industrial
MonierLifetile LLC	Industrial
Handy & Harman	Industrial
Dawn Food Products, Inc.	Industrial
Lenzing Fibers Inc- Hahl	Industrial
Lenzing Fibers Inc.	Industrial
Lopez Foods	Industrial
Ply Gem Siding Group	Industrial
Bunge North America, Inc.	Industrial
BELIMO Americas	Industrial
Ball Corporation	Industrial
Agfa Corporation	Industrial
Agfa Corporation - Agfa Materials	Industrial
S&B Industrial Minerals S.A. - N.A	Industrial
S&B Industrial Minerals S.A. - Stollberg Inc	Industrial
Bal-Seal Engineering Inc	Industrial

Sitel Semiconductor	Industrial
Amcor Limited	Industrial
Amcor Limited- Amcor PET Packaging	Industrial
Glatfelter	Industrial
WireCo World Group Inc.	Industrial
Vallourec	Industrial
Danfoss	Industrial
Howden Buffalo Inc.	Industrial
ASML	Industrial
TomTom, Inc.	Industrial
Ltalcementi	Industrial
Flexco	Industrial
Archer Daniels Midland	Industrial
Konica Minolta Graphics Imaging, Inc	Industrial
Barnes Group Inc.	Industrial
PERl USA	Industrial
Anonymous Industrial Company	Industrial
Thomas Steel Strip Corp.	Industrial
Jaguar Land Rover NA	Industrial
Southco, Inc.	Industrial
Forbo Flooring	Industrial
Siemens Corporation	Industrial
Mersen Group	Industrial
United States Steel Corporation	Industrial
Gerdau AmeriSteel Corporation	Industrial
ArcelorMittal	Industrial
AK Steel Corporation	Industrial
Severstal - Severstal North America	Industrial
CSN	Industrial

Exhibit C

SOUTH JERSEY INDUSTRIES, INC.

Proxy Position 1 and Chief Executive Officer	Top Financial Position	Proxy Position 3	Proxy Position 4	Proxy Position 5

Almos Energy Corp.	Almos Energy Corp.	Almos Energy Corp.	Almos Energy Corp.	Almos Energy Corp.

Nicor, Inc.	New Jersey Resources Corp.	New Jersey Resources Corp.	Nicor, Inc.	Nicor, Inc.

New Jersey Resources Corp.	WGL Holdings Inc.	WGL Holdings Inc.	New Jersey Resources Corp.	New Jersey Resources Corp.

WGL Holdings, Inc.	Southern Union Co.	Southern Union Co.	WGL Holdings Inc.	WGL Holdings, Inc.

Southern Union Co.	AGL Resources Inc.	AGL Resources Inc.	Southern Union Co.	Southern Union Co.

AGL Resources Inc.	Vectren Corp.	Vectren Corp.	AGL Resources Inc.	AGL Resources Inc.

Vectren Corp.	Southwest Gas Corp.	Southwest Gas Corp.	Vectren Corp.	Vectren Corp.

Southwest Gas Corp.	Laclede Group Inc.	Laclede Group Inc.	Southwest Gas Corp.	Southwest Gas Corp.

Laclede Group Inc.	Piedmont Natural Gas Co.lnc.	Piedmont Natural Gas Co. Inc.	Laclede Group Inc.	Laclede Group Inc.

Piedmont Natural Gas Co.lnc.	Energen Corp.	Energen Corp.	Piedmont Natural Gas Co.lnc.	Piedmont Natural Gas Co.lnc.

Energen Corp.	CH Energy Group Inc.	CH Energy Group Inc.	Energen Corp.	Energen Corp.

CH Energy Group Inc.	Northwest Natural Gas Co.	Northwest Natural Gas Co.	CH Energy Group Inc.	CH Energy Group Inc.

Northwest Natural Gas Co.	Black Hills Corp/SD	Black Hills Corp/SD	Northwest Natural Gas Co.	Northwest Natural Gas Co.

Black Hills Corp/SD	Chesapeake Utilities Corp.	Chesapeake Utilities Corp.	Black Hills Corp/SD	Black Hills Corp/SD

Chesapeake Utilities Corp.			Chesapeake Utilities Corp.	Chesapeake Utilities Corp.